Filed pursuant to Rule 424(b)(3)

Registration No. 333-131414

Prospectus

UNIFIED WESTERN GROCERS, INC.

150,000 Class A Shares

150,000 Class B Shares

350,000 Class E Shares

Unified Western Grocers, Inc.

5200 Sheila Street

Commerce, California 90040

(323) 264-5200

•     Offering of Class A shares and Class B shares to existing and prospective members for cash and deferred payment.

•     Offering of Class B shares and Class E shares to members as patronage dividends from time to time.

•     Shares can be acquired only by members in accordance with Unified’s share purchase requirements.

•     There is no established public trading market for Unified’s shares, and none is expected to develop. Unified’s ability to redeem shares is restricted.

•     The price of Class A shares and Class B shares is the exchange value per share at the close of the last fiscal year end prior to the issuance of such Class A shares and Class B shares. At September 29, 2007, the exchange value per share was $245.79 for both Class A shares and Class B shares.

•     The price of Class E shares is $100 per share.

•     The total proceeds of shares purchased are received by Unified. There are no commissions or discounts.

Unified is a retailer-owned, grocery wholesale cooperative. Unified’s shareholders are its current or former customers. We refer to such individuals as members. Unified’s customers include both its members and non-members. Each member is required to own a number of Class A shares as may be established by the Board of Directors. Each member is also required to own a number of Class B shares as may be established by the Board, and each member may choose to acquire the Class B shares over time, typically if a subordinated cash deposit is provided for the full amount of the Class B share requirement. The subordinated cash deposit is eliminated once the member holds sufficient Class B shares to satisfy the Class B share requirement. Class B shares and Class E shares may be issued to members as patronage dividends. Non-member customers are not shareholders and may be required to provide a cash deposit in order to purchase products on credit terms established by Unified.

Acquiring shares in Unified involves risks. See “ Risk Factors” beginning on page 5 for a discussion of factors you should consider before acquiring our shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This offer is not underwritten.

The date of this prospectus is February 11, 2008

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and the documents incorporated by reference are complete and accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus incorporates important business and financial information about us that is not included in this prospectus. This information is available without charge upon written or oral request. See “WHERE YOU CAN FIND MORE INFORMATION.”

PROSPECTUS SUMMARY

This summary highlights information and matters described more fully elsewhere in this prospectus and the documents incorporated by reference in this prospectus. You should read this summary in connection with the more detailed information, including our consolidated financial statements and the related notes, appearing elsewhere in this prospectus or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “RISK FACTORS.” You should carefully read each document incorporated by reference in this prospectus. See “INCORPORATION BY REFERENCE.”

In this prospectus the terms “Unified,” “the Company,” “we,” “us,” or “our” refer to Unified Western Grocers, Inc.

Business

Unified is a retailer-owned, grocery wholesale cooperative serving supermarket, specialty and convenience store operators located primarily in the western United States and the South Pacific. Our customers range in size from single store operators to multiple store chains. We sell a wide variety of products typically found in supermarkets. We sell products through Unified or through our specialty food subsidiary (Market Centre) and international sales subsidiary (Unified International, Inc.). We report all product sales in our Wholesale Distribution segment. We also provide support services to our customers through separate subsidiaries, including insurance and financing. Insurance activities are reported in our Insurance segment while finance activities are grouped within our All Other business activities. The availability of specific products and services may vary by geographic region.

The Company’s customers include its owners (“Members”) and non-owners (“non-members”). We do business primarily with those customers that have been accepted as Members.

We distribute the earnings from business activities conducted with our Members, other than activities conducted through our subsidiaries (collectively, “patronage business”), in the form of patronage dividends. The earnings from our subsidiaries and from business conducted with non-members (collectively, “non-patronage business”) are retained by the Company. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class B Shares—General.”

Unified is a California corporation organized in 1922 and incorporated in 1925. Our principal executive offices are located at 5200 Sheila Street, Commerce, California 90040, and our telephone number is (323) 264-5200. In September 1999, we completed a merger (the “Merger”) with United Grocers, Inc., a grocery cooperative headquartered in Milwaukie, Oregon (“United”). In connection with the Merger, we changed our name from Certified Grocers of California, Ltd. (“Certified”) to Unified Western Grocers, Inc. In early fiscal 2008, we purchased certain assets and assumed certain liabilities of Associated Grocers, Incorporated and its subsidiaries (“AG”), a grocery cooperative headquartered in Seattle, Washington (the “AG Acquisition”).

As part of an initiative to strengthen our corporate brand and image in the marketplace, we recently have begun to do business as “Unified Grocers” for nearly all purposes, and we expect to effect a legal name change after approval by our shareholders at our next annual meeting in mid-February, 2008.

Financial Condition and Results of Operations

The documents filed with the Securities and Exchange Commission and incorporated herein by reference contain information regarding the Company’s recent operating results and current financial condition. See “INCORPORATION BY REFERENCE.”

Eligibility to Hold Shares

Only Members of Unified may acquire Class A, Class B or Class E Shares. Membership in Unified is limited to persons meeting the eligibility requirements established from time to time by our Board of Directors (the “Board”). See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Eligibility to Hold Shares.”

Membership Requirements

Unified does business primarily with those customers that have been accepted as Members. Members are required to meet minimum purchase requirements and specific capitalization requirements, which include capital stock ownership and may include required cash deposits. The minimum purchase and capitalization requirements may be modified at any time at the discretion of the Board.

Specifically, a person seeking to qualify for, and maintain its status as, a Member of the Company must:

•	Own Class A Shares and Class B Shares in an amount specified by the Board;

•	Be a retailer engaged in selling grocery-related products;

•	Purchase products from Unified in amounts and in a manner that is established by the Board;

•	Meet certain financial performance criteria;

•	Make application in the form prescribed by Unified; and

•	Be accepted as a Member by the Board.

An entity that does not meet the requirements to be a Member, or does not desire to become a Member, may conduct business with Unified as a non-member customer on a non-patronage basis.

Class A Share Requirement

Each Member is required to own such number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 350 shares at the end of fiscal 2007. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class A Shares.” The purchase price for the Class A Shares is based on a formula approved by the Board (the “Exchange Value Per Share”). Prior to September 30, 2006, the Company computed the Exchange Value Per Share of the Class A and Class B Shares as Book Value divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year. Book Value is computed based on the sum of the fiscal year end balances of Class A and Class B Shares, plus retained earnings, plus (less) accumulated other comprehensive earnings (loss). Effective September 30, 2006, the Company modified its Exchange Value Per Share computation to exclude accumulated other comprehensive earnings (loss) from Book Value. Exchange Value Per Share does not necessarily reflect the amount the net assets of the Company could be sold for or the dollar amount that would be required to replace them. The Board may increase or otherwise change the Class A Share requirement, and may change the method of determining Exchange Value Per Share, at its discretion.

Class B Share Requirement

Each Member is also required to own such number of Class B Shares as may be established by the Board. Unified currently requires each Member to own Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases, except for certain product categories which are approximately one times the Member’s average weekly purchases. This requirement to own Class B Shares is referred to as the “Class B Share requirement.” If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. The Class B Share requirement is determined twice a year, at the end of the Company’s second and fourth fiscal quarters, based on the Member’s purchases from the Cooperative Division during the preceding four quarters. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class B Shares—General.” The purchase price for the Class B Shares is the Exchange Value Per Share of Unified’s outstanding shares at the close of the fiscal year end prior to the issuance of such Class B Shares. Members meeting certain qualifications may elect to maintain a reduced Class B Share requirement. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class B Shares—Reduced Class B Share Requirement.” For the purpose of valuing their shares in fulfilling the Class B Share requirement, former shareholders of United were permitted a value of $253.95 per share for the value of shares received in the Merger of United with Unified. The Board may increase or otherwise change the Class B Share requirement at its discretion.

Issuance of Class E Shares to Members

In December 2002, as part of our fiscal 2003 equity enhancement plan, a new class of equity, denominated “Class E Shares,” was created. Class E Shares were issued as a portion of the patronage dividends issued for the Cooperative Division in fiscal years 2003 through 2007, and may be issued as a portion of the patronage dividends issued for the Cooperative Division in future periods, as determined annually at the discretion of the Board. The Class E Shares have a stated value of $100 per share, and, unless required by law, are non-voting equity securities. Ordinary dividends on Class E Shares are not generally paid by the Company, but may be declared in unique circumstances solely at the discretion of the Board.

Patronage Dividends

The Board authorized the distribution of the Company’s Cooperative Division’s patronage dividends for the fiscal years ended October 1, 2005, October 2, 2004 and September 27, 2003 in the form of Class B Shares to those Members who had not satisfied their Class B Share requirement with the remainder of the dividend being distributed in Class E Shares. In these years, patronage dividends for the Cooperative Division were not distributed to Members in cash. For the fiscal years ended September 29, 2007 and September 30, 2006, patronage dividends in the Cooperative Division were paid as follows:

•	The first 30% was distributed in Class E Shares.

•	The remaining 70% was distributed as a combination of cash and Class B Shares as follows:

•	The first 20% was paid in cash.

•

The remaining amount was paid in Class B Shares to the extent of any deficiency in the Member meeting its Class B Share requirement, and the remainder was deposited in cash to the Member’s deposit fund.

Patronage dividends attributable to the Company’s Dairy Divisions have historically been paid in cash.

Non-Transferability

Other than a transfer to Unified, none of the Class A, Class B or Class E Shares may be transferred or assigned without the consent of Unified, which will normally be withheld, except where the transfer of the shares is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business.

Redemption

Class A, Class B and Class E Shares may be repurchased by Unified, subject to certain limitations. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption” and “—Restrictions on Redemption.”

Relationship to Cash Deposits

Unified currently requires each Member to own Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases, except for certain product categories which are approximately one times the Member’s average weekly purchases. This requirement to own Class B Shares is referred to as the “Class B Share requirement.” Members meeting certain qualifications may elect to maintain a reduced Class B Share requirement. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class B Shares—Reduced Class B Share Requirement.” Members typically must satisfy their Class B Share requirement entirely through the holding of Class B Shares by the end of the sixth year of membership. In such cases, Class B Shares required to be held by a new Member may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year. Typically, a subordinated cash deposit (“Required Deposit”) will be provided for the full amount of the Class B Share requirement during the five year build-up of the Class B Share requirement. The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Non-member customers may be required to provide a cash deposit in order to purchase products on credit terms established by the Company. Members may also maintain deposits with Unified in excess of such Required Deposits. The deposits of both Members and non-member customers secure their obligations to the Company and are not segregated from other funds of Unified. The Required Deposits of Members are subordinated and subject to the prior payment in full of certain senior indebtedness of the Company; however, the deposits in excess of such required amounts are not so subordinated. As a condition of becoming a Member, each Member is required to execute a subordination agreement providing for the subordination of the Member’s Required Deposits. Generally, the subordination is such that no payment can be made by the Company with respect to the Required Deposits in the event of an uncured default by the Company with respect to senior indebtedness, or in the event of dissolution, liquidation, insolvency or other similar proceedings, until all senior indebtedness has been paid in full. Required Deposits totaled approximately $6.9 million at September 29, 2007. The outstanding amount of senior indebtedness to which the Required Deposits were subordinated totaled approximately $182.5 million as of September 29, 2007. Presently, as Class B Shares are issued, each Member receives credit against its Class B Share requirement based upon the issuance value of such Class B Shares. If the Class B Shares issued as part of a Member’s patronage dividend are sufficient to satisfy the Class B Share requirement, a corresponding portion of the Required Deposit is released from the subordination agreement and is then classified as an excess deposit. Upon request, the Company will return to a Member the amount of the cash deposit that is in excess of the Required Deposit provided that the Member is not in default of any of its obligations to Unified. If membership status is terminated, a Member is entitled to have its deposit returned, less any amount owed to Unified. Subsequent to the Company’s Merger with United, former United members who did not receive sufficient Class B Shares to meet the minimum Class B Share requirement were provided with alternatives to eliminate the deficiency over time. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class B Shares” and “—Other Matters Relating to Issuance of Class B Shares.”

RISK FACTORS

An investment in our Class A Shares, Class B Shares and Class E Shares involves significant risks. You should carefully consider the risks, uncertainties and other factors described below, along with the other information contained or incorporated by reference in this prospectus, before making an investment decision. The risks, uncertainties and other factors described below are not the only ones we face. You should refer to the information incorporated by reference in this prospectus for additional discussion of risk factors. In addition, there may be other risks, uncertainties and other factors that we do not currently consider material or that are not currently known to us. If any of the following risks were to occur, our business, affairs, prospects, assets, financial condition, results of operations and cash flows could be materially adversely affected. If this occurs, you could lose all or part of your investment.

Risks Related to Class A, Class B and Class E Shares

You may not be able to transfer your shares.

You must have Unified’s permission to transfer your ownership of Class A, Class B or Class E Shares to someone other than Unified. Unified will normally not grant its consent, except where the transfer of the shares is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business.

There will be no market for your shares.

There is no established public trading market for Unified’s Class A, Class B or Class E Shares, and the Company does not expect there to be an established public trading market for the shares in the future. In order to liquidate shares, Members will be dependent on the ability of Unified to redeem the shares or upon the sale of the shares to a successor retailer in connection with the sale of the Member’s business.

Your Class A and Class B Shares are subject to risk of loss.

Class A and Class B Shares are purchased and sold at purchase prices equal to the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are purchased or sold. If you sell shares at a price that is less than the price at which you purchased the shares, you may lose all or a portion of your investment in the Class A or Class B Shares.

Your shares will be pledged as security.

Class A, Class B and Class E Shares will be pledged to Unified to secure the prohibition against their transfer, to secure Unified’s rights to repurchase or redeem the shares and as security for the payment of any and all obligations of the Member to Unified or any of its subsidiaries. See “DESCRIPTION OF CAPITAL STOCK—Shares Pledged As Security.”

Unified may be prohibited from redeeming Class A, Class B and Class E Shares.

As a California corporation, the Company is subject to the restrictions imposed by the California General Corporation Law (“CGCL”). Section 501 of the CGCL prohibits any distribution that would likely result in a corporation being unable to meet its liabilities as they mature. In addition, Section 500 of the CGCL limits the ability of a corporation to make distributions, including distributions to repurchase its own shares, and make any payments on notes issued to repurchase its shares. Section 500 permits such repurchase and note payments only when (a) retained earnings calculated in accordance with generally accepted accounting principles equal or exceed the amount of any proposed distribution or (b) immediately after the distribution, the assets of the corporation are at least equal to one and one-quarter times its liabilities and its current assets are at least equal to its current liabilities or under some circumstances equal to one and one-quarter times its current liabilities. As the Company generates retained earnings, the Company may redeem shares subject to the limitations of Section 500, its credit agreements, its Articles of Incorporation and Bylaws, its redemption policy and approval by the Board. However, there can be no assurance that the Company will be able in the future to redeem all shares tendered under the restrictions of the CGCL. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption” and “DESCRIPTION OF CAPITAL STOCK—Restrictions on Redemption.”

Unified may not be able to redeem your shares in the future.

The Articles of Incorporation and Bylaws currently provide that Unified has the right to repurchase any Class A, Class B or Class E Shares held by a former Member, and any Class B Shares in excess of the Class B Share requirement held by a current Member, whether or not the shares have been tendered for repurchase. The repurchase of Class A, Class B or Class E Shares is solely at the discretion of the Board. Pursuant to the Company’s redemption policy, Class E Shares cannot be repurchased for ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. After ten years, the holder may request that Unified, at the sole discretion of the Board, repurchase Class E Shares, even if the membership of the holder has not terminated. The shares, when redeemed, will be redeemed at stated value.

Subject to the Board’s determination and approval to redeem shares, any repurchase of shares will be on the terms, and subject to the limitations and restrictions, if any set forth in:

•	The CGCL;

•	The Company’s Articles of Incorporation and Bylaws;

•	Any credit or other agreement to which the Company is a party; and

•	The Company’s redemption policy.

There is no assurance that Unified’s financial condition will enable it to legally redeem shares tendered for redemption. Even if redemption is permitted by legal requirements, it is possible under Unified’s redemption policy that a Member’s Class B Shares will not be fully, or even partially, redeemed in the year in which they are tendered for redemption. With limited exceptions, the redemption policy only permits Unified to redeem, in each fiscal year, Class B Shares in an amount up to the “five percent limit” as described in the redemption policy. The Board has the right to amend the Company’s redemption policy at any time, including, but not limited to, changing the order in which repurchases will be made or suspending or further limiting the number of shares repurchased, except as otherwise may be expressly provided in the Articles of Incorporation. In addition, Unified’s primary credit agreements prohibit redemptions of Class A, Class B and Class E Shares if and while Unified is in breach or default under the credit agreements. At September 29, 2007, the Company was in compliance with its financial covenants. As described in the share redemption policy, redemptions may be effected by payment to the Member or credit to the Member’s account. See “DESCRIPTION OF CAPITAL STOCK—Share Redemption” and “DESCRIPTION OF CAPITAL STOCK—Restrictions on Redemption.”

Risks Related to Our Business

The markets in which we operate are highly competitive, characterized by high volume and low profit margins, customer incentives, including pricing, variety, and delivery, and industry consolidation.

The shifting of market share among competitors is typical of the wholesale food business as competitors attempt to increase sales in various markets. A significant portion of the Company’s sales are made at prices based on the cost of products it sells plus a markup. As a result, the Company’s profit levels may be negatively impacted if it is forced to respond to competitive pressure by reducing prices.

Increased competition has caused the industry to undergo changes as participants seek to lower costs, further increasing pressure on the industry’s already low profit margins. In addition to price competition, food wholesalers also compete with regard to quality, variety and availability of products offered, strength of corporate label brands offered, schedules and reliability of deliveries and the range and quality of services provided.

Continued consolidation in the industry, heightened competition among the Company’s suppliers, new entrants and trends toward vertical integration could create additional competitive pressures that reduce margins and adversely affect the Company’s business, financial condition and results of operations.

The Company may experience reduced sales if Members lose market share to fully integrated chain stores, warehouse stores and supercenters that have gained increased market share. This trend is expected to continue.

These supercenters have benefited from concentrated buying power and low-cost distribution technology, and have increasingly gained market share at the expense of traditional supermarket operators, including some independent operators, many of whom are the Company’s customers. The market share of such alternative format stores is expected to grow in the future, potentially resulting in a loss of sales volume for the Company. A loss of sales volume could potentially cause patronage dividends to be reduced and/or the Exchange Value Per Share of the Company’s shares to decrease, thereby reducing the value of the Members’ Class A and Class B Shares.

We will continue to be subject to risk of loss of Member and non-member customer volume.

The Company’s operating results are highly dependent upon either maintaining or growing its distribution volume to its customers. The Company’s two largest customers, Smart & Final, Inc., a non-member customer, and Super Center Concepts, Inc. dba Superior Grocers, a Member, and the ten largest Member and non-member customers constituted approximately 12%, 10% and 44%, respectively, of total sales for the fiscal year ended September 29, 2007. A significant loss in membership or volume could adversely affect the Company’s operating results. We will continue to be subject to the risks associated with consolidation within the grocery industry. When independent retailers are acquired by large chains with self-distribution capacity, are driven from business by larger grocery chains, or become large enough to develop their own self-distribution system, we will lose distribution volume. Members may also select other wholesale providers. Reduced volume is normally injurious to profitable operations since fixed costs must be spread over a lower sales volume if the volume cannot be replaced.

The Company may experience reduced sales if Members purchase directly from manufacturers.

Increased industry competitive pressure is causing some of the Company’s Members that can qualify to purchase directly from manufacturers to increase their level of direct purchases from manufacturers and expand their self-distribution activities. The Company’s operating results could be adversely affected if a significant reduction in distribution volume occurred in the future.

We are vulnerable to changes in general economic conditions.

The Company is affected by certain economic factors that are beyond its control including inflation. An inflationary economic period could impact the Company’s operating expenses in a variety of areas, including, but not limited to, employee wages, benefits and workers’ compensation insurance, as well as energy and fuel costs. A portion of the risk related to wages and benefits is mitigated by bargaining agreements that contractually determine the amount of such increases. General economic conditions also impact our pension plan liabilities, as the assets funding or supporting these liabilities are invested in securities that are subject to interest rate and stock market fluctuations. A portion of the Company’s debt is at floating interest rates and an inflationary economic cycle typically results in higher interest costs. The Company operates in a highly competitive marketplace and passing on such cost increases to customers could be difficult. To the extent the Company is unable to mitigate increasing costs, patronage dividends may be reduced and/or the Exchange Value Per Share of the Company’s shares may decrease, thereby reducing the value of the Members’ Class A Shares and Class B Shares.

Changes in the economic environment could adversely affect Unified’s customers’ ability to meet certain obligations to the Company or leave the Company exposed for obligations the Company has guaranteed. Loans to Members, trade receivables and lease guarantees could be at risk in a sustained inflationary environment. The Company establishes reserves for notes receivable, trade receivables, and lease commitments for which the Company may be at risk for default. Under certain circumstances, the Company would be required to foreclose on assets provided as collateral or assume payments for leased locations for which the Company has guaranteed payment. Although the Company believes its reserves to be adequate, the Company’s operating results could be adversely affected in the event that actual losses exceed available reserves.

The Company may on occasion hold investments in the common and/or preferred stock of its Members and suppliers. These investments are generally held at cost or the equity method and are periodically evaluated for impairment. As a result, changes in the economic environment that adversely affect the business of these Members and suppliers could result in the write-down of these investments. This risk is unique to a cooperative form of business in that investments are made to support Members’ businesses, and those economic conditions that adversely affect the Members can also reduce the value of the Company’s investment, and hence the Exchange Value Per Share of the underlying capital shares.

Litigation could lead to unexpected losses.

During the normal course of carrying out its business, the Company may become involved in litigation. In the event that management determines that the probability of an adverse judgment in a pending litigation is likely and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 5, “Accounting for Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

We are subject to environmental laws and regulations.

The Company owns and operates various facilities for the manufacture, warehousing and distribution of products to its customers. Accordingly, the Company is subject to increasingly stringent federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous materials. In particular, under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities (including liabilities resulting from lawsuits brought by private litigants) relating to its facilities and the land on which the Company facilities are situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by it or by a prior owner or tenant.

We are exposed to potential product liability claims and potential negative publicity surrounding any assertion that the Company’s products caused illness or injury.

The packaging, marketing and distribution of food products purchased from others involve an inherent risk of product liability, product recall and adverse publicity. Such products may contain contaminants that may be inadvertently redistributed by the Company. These contaminants may result in illness, injury or death if such contaminants are not eliminated. Accordingly, the Company maintains stringent quality standards on the products it purchases from suppliers, as well as products manufactured by the Company itself. The Company generally seeks contractual indemnification and insurance coverage from parties supplying its products and rigorously tests its corporate brands and manufactured products to ensure the Company’s quality standards are met. Product liability claims in excess of insurance coverage, as well as the negative publicity surrounding any assertion that the Company’s products caused illness or injury could have a material adverse effect on its reputation and on the Company’s business, financial condition and results of operations.

Our insurance reserves may be inadequate if unexpected losses occur.

The Company’s insurance subsidiaries are regulated by the State of California and are subject to the rules and regulations promulgated by the appropriate regulatory agencies. In addition, the Company is self insured for workers’ compensation up to $1,000,000 per incident and maintains appropriate reserves to cover anticipated payments. Insurance reserves are recorded based on estimates made by management and validated by third party actuaries to ensure such estimates are within acceptable ranges. Actuarial estimates are based on detailed analyses of health care cost trends, mortality rates, claims history, demographics, industry trends and federal and state law. As a result, the amount of reserve and related expense is significantly affected by the outcome of these studies. Significant and adverse changes in the experience of claims settlement and other underlying assumptions could negatively impact operating results.

We may not have adequate resources to fund our operations.

The Company relies primarily upon cash flow from its operations and Member investments to fund its operating activities. In the event that these sources of cash are not sufficient to meet the Company’s requirements, additional sources of cash are expected to be obtained from the Company’s credit facilities to fund its daily operating activities. Our revolving credit agreement, which expires on January 31, 2012, requires compliance with certain financial covenants, including minimum tangible net worth, fixed charge coverage ratio and total funded debt to earnings before interest, taxes, depreciation, amortization and patronage dividends (“EBITDAP”). While the Company is currently in compliance with all required covenants and expects to remain in compliance, this does not guarantee the Company will remain in compliance in future periods.

As of September 29, 2007, the Company believes it has sufficient cash flow from operations and availability under the revolving credit agreement to meet operating needs, capital spending requirements and required debt repayments through fiscal 2012. However, if access to operating cash or to the revolving credit agreement becomes restricted, the Company may be compelled to seek alternate sources of cash. The Company cannot assure that alternate sources will provide cash on terms favorable to the Company. Consequently, the inability to access alternate sources of cash on terms similar to its existing agreement could adversely affect the Company’s operations.

The value of our benefit plan assets and liabilities is based on estimates and assumptions, which may prove inaccurate.

The Company’s employees participate in Company sponsored defined pension and postretirement benefit plans. Officers of the Company also participate in a Company sponsored Executive Salary Protection Plan II (“ESPP II”), which provides additional post-termination retirement income based on each participant’s final salary and years of service as an officer of the Company. The postretirement plans provide medical benefits for retired non-union employees, life insurance benefits for retired non-union employees for which active non-union employees are no longer eligible, and lump-sum payouts for unused sick days covering certain eligible union and non-union employees. Liabilities for the ESPP II and postretirement plans are not funded. The Company accounts for these benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and SFAS No. 112 “Employers’ Accounting for Postemployment Benefits,” which require the Company to make actuarial assumptions that are used to calculate the carrying value of the related assets, where applicable, and liabilities and the amount of expenses to be recorded in the Company’s consolidated financial statements. Assumptions include the expected return on plan assets, discount rates, health care cost trend rate, projected life expectancies of plan participants and anticipated salary increases. While we believe the underlying assumptions are appropriate, the carrying value of the related assets and liabilities and the amount of expenses recorded in the consolidated financial statements could differ if other assumptions are used.

Additionally, new accounting pronouncements that require adjustments to shareholders’ equity, such as SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” have the potential to impact companies whose equity securities are issued and redeemed at book value (“book value companies”) disproportionately more than companies whose share values are market-based (“publicly traded”). While valuations of publicly traded companies are primarily driven by their income statement and cash flows, the traded value of the shares of book value companies, however, may be immediately impacted by adjustments affecting shareholders’ equity upon implementation. Therefore, such pronouncements may require companies to redefine the method used to value their shares. As such, the Company modified its Exchange Value Per Share calculation as of September 30, 2006 to exclude accumulated other comprehensive earnings (loss) from Book Value thereby excluding the potentially volatile impact that the adoption of SFAS No. 158 would have on shareholders’ equity and Exchange Value Per Share. See “DETERMINATION OF OFFERING PRICES.”

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.

The Company has implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. A business continuity plan has been developed focusing on the offsite restoration of computer hardware and software applications. Business resumption plans are currently being developed which include procedures to ensure the continuation of business operations in response to the risk of damage from energy blackouts, natural disasters, terrorism, war and telecommunication failures. In addition, change management procedures and quality assurance controls have been implemented to ensure that new or upgraded business management systems operate as intended. However, there is still a possibility that a system failure, accident or security breach could result in a material disruption to the Company’s business. In addition, substantial costs may be incurred to remedy the damages caused by these disruptions.

Our success depends on our retention of our executive officers, senior management and our ability to hire and retain additional key personnel.

The Company’s success depends on the skills, experience and performance of its executive officers, senior management and other key personnel. The loss of service of one or more of its executive officers, senior management or other key employees could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, and there can be no assurance that the Company can retain our key employees or that it can attract, assimilate or retain other highly qualified technical, sales and managerial personnel in the future.

The successful operation of our business depends upon the supply of products, including raw materials, and marketing relationships from other companies, including those supplying our corporate brand products.

The Company depends upon third parties for supply of products, including corporate brand products, and raw materials. Any disruption in the services provided by any of these suppliers, or any failure by them to handle current or higher volumes of activity, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

The Company participates in various marketing and promotional programs to increase sales volume and reduce merchandise costs. Failure to continue these relationships on terms that are acceptable to Unified, or to obtain adequate marketing relationships, could have a material adverse effect on the Company’s business, prospects, financial condition, operating results and cash flows.

Increased energy, diesel fuel and gasoline costs could reduce our profitability.

The Company’s operations require and are dependent upon the continued availability of substantial amounts of electricity, diesel fuel and gasoline to manufacture, store and transport products. The Company’s trucking operations are extensive and diesel fuel storage capacity represents approximately two weeks average usage. The prices of electricity, diesel fuel and gasoline fluctuate significantly over time. Given the competitive nature of the grocery industry, we may not be able to pass on increased costs of production, storage and transportation to our customers. As a result, either a shortage or significant increase in the cost of electricity, diesel fuel or gasoline could disrupt distribution activities and negatively impact our business and results of operations.

Strike or work stoppage by our union employees could disrupt our business. The inability to negotiate acceptable contracts with the unions could result in a strike or work stoppage and increased operating costs resulting from higher wages or benefits paid to union members or replacement workers.

Such outcome could have a material negative impact on the Company’s operations and financial results. Approximately 63% of Unified’s employees are covered by collective bargaining agreements that have various expiration dates ranging through 2010.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), Unified will be required, beginning in its fiscal year 2008, to perform an evaluation of the Company’s internal controls over financial reporting, and beginning in fiscal year 2009, Unified’s independent registered public accounting firm will have to test and evaluate the design and operating effectiveness of such internal controls and publicly attest to such evaluation. The Company has prepared an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities, although as of the date of this filing the Company has not yet completed its effectiveness evaluation. Although the Company believes its internal controls are operating effectively, the Company cannot guarantee that it will not have any material weaknesses. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. If the Company fails to complete this evaluation in a timely manner, the Company could be subject to regulatory scrutiny and a loss of lender and shareholder confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause the Company to fail to meet its reporting obligations.

A loss of our cooperative tax status could increase tax liability.

Subchapter T of the Internal Revenue Code sets forth rules for the tax treatment of cooperatives. As a cooperative, we are allowed to offset patronage income with patronage dividends that are paid in cash or qualified written notices of allocation. However, we are taxed as a typical corporation on the remainder of our earnings from our Member business and on earnings from non-member business. If the Company were not entitled to be taxed as a cooperative under Subchapter T, or if a significant portion of its revenues were from non-member business, its revenues would be taxed when earned by the Company and the Members would be taxed when dividends were distributed. The Internal Revenue Service can challenge the tax status, of cooperatives. The Internal Revenue Service has not challenged the Company’s tax status and the Company would vigorously defend any such challenge. However, if we were not entitled to be taxed as a cooperative, taxation at both the Company and the Member level could have a material, adverse impact on the Company.

A failure to successfully integrate the operations of AG could reduce our profitability.

A failure to successfully integrate the AG Acquisition into our existing operations may cause the Company’s results to not meet anticipated levels. The Company structured the AG Acquisition to minimize financial risk by purchasing only certain assets and assuming only certain liabilities. However, if the value of those assets were to decrease, the Company may experience reduced profitability. Additionally, the Company has commenced integrating the AG Acquisition into our information technology systems and management processes. If we are unsuccessful in integrating the AG Acquisition, the Company may not achieve projected operating results, management may have to divert valuable resources to oversee and manage the integration, and the Company may have to make additional investments in the acquired operations.

USE OF PROCEEDS

Proceeds from the sale of Class A and Class B Shares to new and existing Members will be used for general corporate purposes, including, but not limited to, working capital needs and to provide for the repayment to Members, upon request, of their cash deposit amount that exceeds the Required Deposits, provided that the Member is not in default of any of its obligations to Unified. In addition, cash retained by Unified by virtue of the issuance of Class B and Class E Shares as part of patronage dividends issued to Members will be used for such general corporate purposes. Unified will not maintain a segregated account or sinking fund to repay deposits. See “OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES—Class B Shares—Other Matters Relating to Issuance of Class B Shares” and “—Class E Shares.” The Company does not have a specific plan for the use of proceeds, as this will depend on the status of the business at the time proceeds are actually received; however, general corporate purposes, including working capital needs, will support increased expenses associated with a new Member, including, but not limited to:

•	capital expenditures, including purchasing and maintaining offices, warehouses and manufacturing facilities and equipment;

•	payroll expenses;

•	other administrative expenses;

•	purchases of raw materials;

•	advertising and marketing;

•	packaging; and

•	transportation.

Specific circumstances that could lead to the proceeds being used for other purposes include the following:

•	increased or decreased cost of fuel or raw materials;

•	a reduction of indebtedness;

•	a need to increase or replace existing facilities;

•	potential acquisitions of complementary businesses; or

•	a shift to outsourcing of production.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of the Company’s Annual Report on Form 10-K for the year ended September 29, 2007 for additional information regarding the Company’s use of funds and factors that could affect its reallocation.

DETERMINATION OF OFFERING PRICES

There is no established public trading market for Unified’s Class A, Class B and Class E Shares. Class A and Class B Shares will be issued at a price equal to the Exchange Value Per Share of Unified’s outstanding shares at the close of the last fiscal year end prior to the issuance of such Class A and Class B Shares. Shares will be redeemed at a redemption price equal to the Exchange Value Per Share of Unified’s outstanding shares at the close of the last fiscal year end prior to the date the shares are tendered for redemption except as noted above. At September 29, 2007, the Exchange Value Per Share was $245.79 for both the Class A and Class B Shares.

Prior to September 30, 2006, the Company computed the Exchange Value Per Share of the Class A and Class B Shares as Book Value divided by the number of Class A and Class B Shares outstanding at the end of the fiscal year. Book Value is computed based on the sum of the fiscal year end balances of Class A and Class B Shares, plus retained earnings, plus (less) accumulated other comprehensive earnings (loss). Effective

September 30, 2006, the Company modified its Exchange Value Per Share computation to exclude accumulated other comprehensive earnings (loss) from Book Value. Exchange Value Per Share does not necessarily reflect the amount the net assets of the Company could be sold for or the dollar amount that would be required to replace them.

If the Exchange Value Per Share increases between the time of issuance and the time the shares are tendered for redemption in a later year, the Member would benefit from such appreciation. However, the Member would suffer a loss if the Exchange Value Per Share had declined during such period. Exchange Value Per Share could decline if Unified sustained net losses on a consolidated basis.

Class E Shares will be issued at a stated value of $100 per share.

DILUTION

Because the price at which the Class A and Class B Shares are issued and redeemed is adjusted only once each year, some dilution is probable in each transaction. If a new Member purchases Class A or Class B Shares late in a particular fiscal year, the price paid for the shares will be based on the Exchange Value Per Share for the shares of up to twelve months earlier; this amount is likely to be more or less than the Exchange Value Per Share as of the purchase date. If the Exchange Value Per Share has increased, the value of the shares of existing Members will be diluted and the Exchange Value Per Share of a new Member’s shares will be higher than the purchase price. Conversely, if the Exchange Value Per Share has decreased, existing Members will receive a benefit and the Exchange Value Per Share of a new Member’s shares will be lower than the purchase price. Similarly, the shares of a Member whose membership has terminated will be redeemed at a price equal to their Exchange Value Per Share as of the end of the fiscal year last ended prior to the date the shares are tendered for redemption. If the Exchange Value Per Share has increased since the date the shares were tendered for redemption, the terminated Member would realize no benefit from that appreciation. However, if the Exchange Value Per Share has decreased since the date the shares were tendered for redemption, the redemption price for the shares would exceed the actual Exchange Value Per Share as of the date of redemption, and remaining Members would incur the dilution to their shares.

OFFERING OF CLASS A SHARES, CLASS B SHARES AND CLASS E SHARES

The Class A, Class B and Class E Shares of Unified are offered only to persons who from time to time may be accepted as Members of Unified. The sale of the shares offered pursuant to this prospectus will be made by Unified through its regular employees, who will not receive any additional remuneration in connection therewith. No sales will be made through brokers, and there are no underwriters.

Eligibility to Hold Shares

Class A Shares may be held only by Members of Unified. The Board may approve the issuance of Class B and Class E Shares to any person and for any purpose. However, the Board does not now intend to authorize, and this offering does not include, the issuance of Class B and Class E Shares except to Members.

Persons or entities seeking to qualify for and maintain their status as a Member of the Company must:

•	Own Class A and Class B Shares in an amount specified by the Board;

•	Be a retailer engaged in selling grocery-related products;

•	Purchase products from Unified in amounts and in a manner that is established by the Board;

•	Meet certain financial performance criteria;

•	Make application in the form prescribed by Unified; and

•	Be accepted as a Member by the Board.

Membership does not obligate Unified to make any sale of merchandise or services or any extension of credit.

Membership is not transferable either voluntarily or by operation of law. Membership may be terminated by written resignation of the Member or by Unified due to the Member’s failure to meet any requirement of membership, or due to the Member’s failure to timely pay or otherwise meet any obligation to Unified or its subsidiaries or to comply with any requirement established by Unified for the servicing of accounts, or on the Member’s death or incompetency, or except as permitted by the Bylaws on any attempted transfer of membership, or on an insolvency, bankruptcy, arrangement or reorganization proceeding by or against the Member, or due to the Member’s account or any of Unified’s shares held by the Member being subjected to any process of law, or on any transfer or encumbrance or attempted transfer or encumbrance of any such account or share. Termination of membership does not relieve the Member of obligations incurred prior to termination.

Class A Shares

Each Member is required to own such number of Class A Shares as may be established by the Board. Unified currently requires each Member to own 350 shares at the end of fiscal 2007.

The Board is authorized to accept Members without the issuance of Class A Shares when the ownership of the Member is sufficiently the same as that of another Member holding the required number of Class A Shares.

The purchase price for the Class A Shares is the Exchange Value Per Share of the Company’s outstanding shares at the close of the fiscal year end prior to purchase. Any subscription will require a minimum cash down payment with terms to be determined by the Board. Unified at its option may, as a condition to accepting a Member, require that the new Member purchase the required number of Class A Shares from a terminated Member at the same price which would have been payable had the new Member purchased the shares from Unified.

No Member may hold more than the required number of Class A Shares. However, it is possible that a Member may have an interest in another Member, or that a person may have an interest in more than one Member, and therefore have an interest in more than the required number of Class A Shares. This situation might arise, for example, if a Member owns the capital stock of another Member.

Class B Shares

General

Each Member must also own such number of Class B Shares as may be established by the Board. Unified currently requires each Member to hold Class B Shares having an issuance value equal to approximately twice the Member’s average weekly purchases, except for certain product categories which are approximately one times the Member’s average weekly purchases (the “Class B Share requirement”). If purchases are not made weekly, the average weekly purchases are based on the number of weeks in which purchases were actually made. Members may apply for a reduced Class B Share requirement (the “RBI”). The RBI requires Members to pay for their purchases electronically on the current statement due date and demonstrate credit worthiness. The RBI is based on a sliding scale such that additional purchase volume lowers the requirement. The Class B Share requirement is determined twice a year, at the end of the Company’s second and fourth fiscal quarters, based on the Member’s purchases from the Cooperative Division during the preceding four quarters.

The value of a Class B Share for purposes of satisfying the Class B Share requirement is based upon the Exchange Value Per Share at the fiscal year end prior to the issuance of such Class B Share. Former United shareholders were permitted a value of $253.95 per share for the value of shares received in the Merger. The Board may increase or otherwise change the Class B Share requirement at its discretion.

Manner of Issuance of Class B Shares

The purchase price for Class B Shares may be paid by direct purchase. New Members typically must satisfy their Class B Share requirement entirely through the holding of Class B Shares by the end of the sixth year of membership. In such cases, Class B Shares required to be held by a new Member may be acquired over the five consecutive fiscal years commencing with the first year after admission as a Member at the rate of 20% per year, and typically a Required Deposit is provided for the full amount of the Class B Share requirement. The Required Deposit may generally be paid either in full upon acceptance as a Member or 75% upon acceptance and the balance paid over a 26-week period. Required Deposits for Members adding new stores can be paid either in full or with a 50% down payment and the balance paid over a 26-week period.

Class B Shares are generally issued to Members as a portion of the Cooperative Division patronage dividends paid. If following the issuance of Class B Shares as part of the patronage dividend distribution for any given fiscal year after the first year as a Member, the Member does not hold the required amount of Class B Shares, then additional Class B Shares must be purchased by the Member in a quantity sufficient to achieve the requirement. The additional Class B Shares may be paid for by charging the Member’s cash deposit account in an amount equal to the issuance value of the additional Class B Shares or by direct purchase by the Member. Presently, as Class B Shares are issued, each Member receives credit against its Class B Share requirement based upon the issuance value of such Class B Shares. If the Class B Shares issued as part of a Member’s patronage dividend are sufficient to satisfy the Class B Share requirement, a corresponding portion of the Required Deposit is released from the subordination agreement and is then classified as an excess deposit. Upon request, the Company will return to a Member the amount of the cash deposit that is in excess of the Required Deposit provided that the Member is not in default of any of its obligations to Unified.

Patronage Dividends May Include Patronage Certificates, Class B Shares or Class E Shares

Unified distributes patronage dividends to its Members based upon its patronage earnings during a fiscal year. Non-member customers are not entitled to receive patronage dividends. The Board approves the payment of dividends and the form of such payment for the Company’s three patronage earnings divisions: the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division.

•

Southern California Dairy Division: Patronage earnings attributable to the Southern California Dairy Division are generated from sales of products primarily manufactured at a milk, water and juice bottling plant located in Los Angeles, California. Patronage dividends for this division are paid solely to Members who purchase dairy products from the Southern California Dairy Division.

•

Pacific Northwest Dairy Division: Patronage earnings attributable to the Pacific Northwest Dairy Division are generated from sales of dairy products manufactured by third party suppliers located in Oregon. Patronage dividends for this division are paid solely to Members who purchase dairy products from the Pacific Northwest Dairy Division.

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Cooperative Division: Patronage earnings attributable to the Cooperative Division are generated from all patronage activities of Unified, other than the Southern California and Pacific Northwest Dairy Divisions discussed above, regardless of geographic location. Patronage dividends are paid based on the patronage purchases of the following types of products: dry grocery, deli, health and beauty care, tobacco, general merchandise, frozen food, ice cream, meat, produce and bakery.

The Company tracks the volume of qualifying patronage purchases by Members from the Company in the respective divisions on an individual Member basis. The Cooperative dividend is calculated and distributed at the end of the year in proportion to the qualified patronage sales during the year. Total patronage earnings are based on the combined results of the Southern California Dairy Division, the Pacific Northwest Dairy Division and the Cooperative Division. In the event of a loss in one division, the Board will make an equitable decision with respect to the treatment of the loss.

In fiscal 2003, the Company issued $3.3 million of subordinated patronage dividend certificates (“Patronage Certificates”) as a portion of its patronage dividends due to Members for fiscal 2002. Patronage Certificates have a term of five years and an interest rate approximating the five-year treasury rate as such rate exists at fiscal year end, and such rate is to be adjusted annually thereafter to approximate the same benchmark interest rate on each anniversary of the fiscal year end. These Patronage Certificates are included in subordinated patronage dividend certificates in the Company’s consolidated balance sheets.

For fiscal 2005, patronage dividends in the Cooperative Division were paid to Members in the form of:

•	Class B Shares to the extent of any deficiency in the Member meeting its Class B Share requirement; and

•	Class E Shares for the balance of the patronage dividend due to the Member.

For fiscal 2007 and 2006, patronage dividends in the Cooperative Division were paid to Members as follows:

•	The first 30% was distributed in Class E Shares.

•	The remaining 70% was distributed as a combination of cash and Class B Shares as follows:

•	The first 20% was paid in cash.

•

The remaining amount was paid in Class B Shares to the extent of any deficiency in the Member meeting its Class B Share requirement, and the remainder was deposited in cash to the Member’s deposit fund.

Patronage dividends generated by the Dairy Divisions have historically been paid in cash.

The Company’s Bylaws provide that patronage dividends may be distributed in cash or in any other form that constitutes a written notice of allocation under Section 1388 of the Internal Revenue Code. Section 1388 defines the term “written notice of allocation” to mean any capital stock, revolving fund certificate, retain certificate, certificate of indebtedness, letter of advice, or other written notice, that discloses to the recipient the stated dollar amount allocated to the recipient by Unified and the portion thereof, if any, which constitutes a patronage dividend. Written notices of allocation may be in the form of qualified written notices of allocation or nonqualified written notices of allocation. To constitute a qualified written notice of allocation, a patronage dividend must be paid at least 20% in cash and the balance in a form which constitutes a written notice of allocation and which the recipient has agreed to take into income for tax purposes in the year of receipt. If at least 20% of the patronage dividend is not paid in cash, the entire amount of the distribution not paid in cash, whether in the form of stock, subordinated patronage dividend certificates or other debt instrument, constitutes a nonqualified written notice of allocation.

Members are required to consent to include in their gross income, in the year received, all cash as well as the stated dollar amount of all qualified written notices of allocation, including subordinated patronage dividend certificates and the Exchange Value Per Share of the Class B Shares distributed to them as part of the qualified written notices of allocation. Subordinated patronage dividend certificates and Class B Shares distributed as part of the qualified written notices of allocation are also subject to state income and corporation franchise taxes in California and may be subject to these taxes in other states. The Member does not include a nonqualified written notice of allocation, whether in Class B Shares, Class E Shares or subordinated patronage dividend certificates, as taxable income in the year of receipt and the Company is not entitled to an income tax deduction in the year of issuance. When the nonqualified written notice of allocation is redeemed for cash or property, the Member will have ordinary taxable income and the Company will have an income tax deduction for the amount of the redemption. The Board will determine whether patronage dividends will be paid in the form of qualified written notices of allocation or nonqualified written notices of allocation. In fiscal 2007 and 2006, the Company issued, for the Cooperative Division, qualified and nonqualified written notices of allocation in the form of Class B Shares and Class E Shares, respectively. In fiscal 2005, 2004 and 2003, the Company issued, for the Cooperative Division, nonqualified written notices of allocation in the form of Class B Shares and Class E Shares. Patronage dividends in connection with the Dairy Divisions were paid in cash.

Members are urged to consult their tax advisors with respect to the applicability of U.S. federal income, state or local tax rules on the ownership and disposition of Class A, Class B and Class E Shares and the receipt of subordinated patronage dividend certificates with respect to their own tax status.

Reduced Share Requirement

Members may apply for a reduced Class B Share requirement, which requires Members to pay for their purchases electronically on the current due date and demonstrate credit worthiness. The purpose of the RBI is to encourage Member growth by offering a reduced requirement if the qualifications are met and to provide a cap on the investment requirement at certain volume levels. The standard Class B Share requirement (“SBI”) is approximately twice the amount of the Member’s average weekly purchases from the Cooperative Division, except for meat and produce, which are approximately one times the Member’s average weekly purchases. The RBI is based on a sliding scale such that additional purchase volume marginally reduces the requirement as a percentage of purchase volume. The sliding scale applicable to the RBI is illustrated in the following tables:

Cooperative Divisions other than Meat and Produce

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $40	1.75
$40 to $100	1.70
$100 to $200	1.65
$200 to $300	1.60
$300 to $400	1.55
$400 to $500	1.50
$500 to $1,000	1.45
$1,000 to $2,000	1.40
Over $2,000	0.00

Meat and Produce Divisions

Average Weekly Purchases ($000’s)	Marginal RBI
Up to $100	0.90
$100 to $200	0.85
$200 to $300	0.80
$300 to $400	0.75
Over $400	0.00

Note:	Marginal RBI is the rate of investment on each layer of average weekly purchases (“AWP”). A Member pays the corresponding marginal RBI for each incremental AWP. (Example: If AWP is $55,000, the RBI is 1.75 weeks on the first $40,000 and 1.70 weeks on the remaining $15,000.)

Members who do not select the RBI remain on the SBI. However, once a Member has elected the RBI option, it must notify Unified in writing if it wishes to change its election. Generally, changes can only be made at the time of the second quarter recalculation of the Class B Share requirement in March.

Former United shareholders who did not have sufficient Class B Shares immediately following the Merger to meet the minimum deposit requirements were presented with alternatives to eliminate the deficiency over time. The alternatives were: (i) purchase additional Class B Shares to cover the deficiency; or (ii) assign at least 80% of the Cooperative Division patronage dividends the shareholder receives in the future to Unified to purchase Class B Shares until the deficiency is eliminated.

The Member deposit fund deficiency was approximately $3.5 million and $5.0 million at September 29, 2007 and September 30, 2006, respectively. The deposit fund deficiencies consisted of approximately $2.3 million and $3.7 million at September 29, 2007 and September 30, 2006, respectively, of Members that were approved to build deposit fund requirements over time, and approximately $1.2 million in fiscal 2007 and $1.3 million in fiscal 2006 of former United members that elected to assign at least 80% of the Cooperative Division patronage dividends to fulfill deposit fund requirements.

Other Matters Relating to Issuance of Class B Shares

The Member’s Class B Share requirement is established by the Board. The Board may, at its discretion, change this amount or otherwise require that additional Class B Shares be held by each Member, and Unified may issue, at any time, additional Class B Shares as a part of patronage dividends. The requirement regarding the holding of Class B Shares as established by the Board is subject to change by the Board, which may, at its discretion, add to, increase, decrease, limit, eliminate or otherwise change such requirement.

No Member whose membership has terminated during a given fiscal year, or whose membership has terminated following the close of a given fiscal year and prior to the Board’s approval of the patronage dividends for such fiscal year, would receive Class B Shares as a part of patronage dividends paid for such fiscal year.

Class B Shares held by a Member in excess of what has been established by the Board as the Class B Shares required to be held by each Member will be considered “excess Class B Shares.”

Pledge of Class A, Class B and Class E Shares

The Company requires each shareholder to pledge, as collateral, all Class A, Class B and Class E Shares of the Company, as well as all subordinated patronage dividend certificates and Required Deposits, held by it to secure its obligations to Unified. Class A, Class B and Class E Shares are pledged to Unified to secure the prohibition against their transfer, to secure Unified’s rights to repurchase or redeem the shares and as security for the payment of any and all obligations of the Member to Unified or any of its subsidiaries. The Company does not permit the Member to offset any obligations owing to Unified against the Class A, Class B and Class E Shares, or the subordinated patronage dividend certificates and Required Deposits.

Required Deposits

The Required Deposits of Members are contractually subordinated and subject to the prior payment in full of certain senior indebtedness of the Company. As a condition of becoming a Member, each Member is required to execute a subordination agreement providing for the subordination of the Member’s Required Deposits. Generally, the subordination is such that no payment can be made by the Company with respect to the Required Deposits in the event of an uncured default by the Company with respect to senior indebtedness, or in the event of dissolution, liquidation, insolvency or other similar proceedings, until all senior indebtedness has been paid in full. Repayment of Required Deposits is not currently limited by the Company’s financial covenants in its loan agreements but is at the discretion of the Company. Amounts in the deposit accounts, which are in excess of the Required Deposit, are not subject to the subordination provisions. Upon request, the Company will return to a Member the amount of the cash deposit that is in excess of the Required Deposit provided that the Member is not in default of any of its obligations to Unified. If membership status is terminated, upon request, the Company will return to the Member the amount of the cash deposit that is in excess of the Required Deposit amount, less any amounts owed to Unified, provided that the Member is not in default on any other of its obligations to Unified. In all cases, a return of that portion of the Member’s cash deposits that consists of Required Deposits will be governed by the applicable subordination provisions and will be returned only to the extent permitted by the subordination provisions. For purposes of determining a Member’s Class B Share requirement and any Required Deposits, the Class B Shares are valued at issuance value. In addition, the Company does not permit the Member to offset any obligations owing to Unified against the Required Deposits or subordinated patronage dividend certificates, and the Required Deposits and subordinated patronage dividend certificates are non-transferable without the consent of Unified.

Class E Shares

In December 2002, as part of its fiscal 2003 equity enhancement plan, a new class of equity, denominated “Class E Shares,” was created. Class E Shares were issued as a portion of the patronage dividends issued for the Cooperative Division in fiscal years 2003 through 2007, and may be issued as a portion of the patronage dividends issued for the Cooperative Division in future periods, as determined annually at the discretion of the Board. The Class E Shares have a stated value of $100 per share, and, unless required by law, are non-voting equity securities. Dividends on Class E Shares are not generally paid by the Company, but may be declared in unique circumstances solely at the discretion of the Board. Class E Shares are transferable only with the consent of the Company. Pursuant to the Company’s redemption policy, Class E Shares cannot be repurchased for ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. The shares, when redeemed, will be redeemed at stated value.

DESCRIPTION OF CAPITAL STOCK

The capital structure of Unified consists of four classes of shares, Class A, Class B, Class C and Class E Shares. The rights, preferences, privileges and restrictions of the Class A and Class B Shares are the same, except with respect to voting and redemption. The Class C Shares are non-voting director qualifying shares held, one share each, by 15 of the directors of Unified. Each director purchases one Class C Share for its stated value of ten dollars. During fiscal 2007, the Board approved the redemption of the Class C Shares, and the Company intends to redeem and simultaneously cancel the outstanding Class C Shares in fiscal 2008. Class E Shares may be issued to Members as patronage dividends.

Dividend Rights

It is the policy of Unified not to pay ordinary cash dividends on its Class A, Class B and Class C Shares. Dividends may be paid on Class E Shares at the discretion of the Board. On January 5, 2007, the Company paid a 6% cash dividend (approximately $0.9 million) on the outstanding Class E Shares as of September 28, 2006, as a result of favorable, non-recurring events in fiscal 2006 that increased the Company’s earnings.

Voting Rights

Holders of Class A Shares are entitled to vote such shares cumulatively for the election of 80%, rounded up to the nearest whole number, of the authorized number of directors. That is, each holder of Class A Shares may give one candidate a number of votes equal to the number of directors to be elected by the holders of Class A Shares multiplied by the number of the shareholder’s Class A Shares or the shareholder may distribute such votes among as many candidates as the shareholder sees fit. Holders of Class B Shares are entitled to vote such shares cumulatively for the election of the remaining authorized number of directors, and otherwise have no voting rights except as may be required by California law. California law extends to non-voting shares the right to vote upon certain matters, such as amendments to the articles of incorporation, that would affect the rights of non-voting shares, and certain reorganizations in which other securities are to be issued in exchange for the non-voting shares. In addition, California law extends voting rights on certain matters, such as voluntary dissolution, to those shares having the power to vote for directors. The percentage of voting power of a class of shares is based on the percentage of the directors it may elect. Thus, in those situations in which California law extends voting rights based on the percentage of directors a class may elect, the Class A Shares would have 80% of the voting power, and the Class B Shares would have 20% of the voting power.

Since the holders of the Class A Shares are only entitled to elect 80%, rounded up to the nearest whole number, of the authorized number of directors, a greater number of votes is required under cumulative voting in order to elect a single director than would be required in order to elect a single director if such shareholders were entitled to vote their shares cumulatively for the election of all of the directors. Likewise, since the Class B shareholders are only entitled to elect the remaining directors, a greater number of votes is required under cumulative voting in order to elect a single director than would be required in order to elect a single director if such shareholders were entitled to vote their shares cumulatively for the election of all of the directors.

All but six directors must be either a Member of Unified, a partner of a partnership that is a Member, a member of a limited liability company that is a Member, or an employee of a corporation, partnership or limited liability company that is a Member.

Except as required by California law, the Class C and Class E Shares have no voting rights.

Liquidation Rights

In the event of any liquidation or winding up of the affairs of Unified, whether voluntary or involuntary, the net assets of Unified would be distributed among the holders of Class A Shares and the holders of Class B Shares proportionately in accordance with their shareholdings. The Class C Shares would share in liquidation at a value of $10 per share. The Class E Shares would share in liquidation at a value of $100 per share.

Non-Transferability

Other than a transfer to Unified, none of the Class A, Class B or Class E Shares may be transferred or assigned without the consent of Unified, which will normally be withheld, except where the transfer of the shares is in connection with the transfer of a Member’s business to an existing or new Member for continuation of such business.

Shares Pledged As Security

Class A, Class B and Class E Shares will be maintained by Unified in book-entry form in its treasury system, and are pledged to Unified to secure the prohibition against their transfer, to secure Unified’s rights to repurchase or redeem the shares and as security for the payment of any and all obligations of the Member to Unified or any of its subsidiaries. Certificates representing previously issued and outstanding shares, all of which are currently held by Unified, will be cancelled and the shares converted to book-entry form upon written request of the Member or in connection with a transfer if permitted pursuant to the provisions described above in “—Non-Transferability.” Upon issuance of shares, written notice will be provided of the restrictions and limitations on transfer and of Unified’s right to deduct any amounts owed by the Member to Unified or any of its subsidiaries, from any payments that might otherwise be due from Unified to the Member for shares being repurchased or redeemed. Unified does not permit a Member to offset obligations owing to Unified against the share repurchase or redemption amounts. The Secretary of Unified is authorized, and is given a power of attorney, on behalf of each Member to surrender the shares for repurchase or redemption.

Share Redemption

Class A, Class B and Class E Shares are subject to repurchase or redemption by Unified. As used herein, unless the context otherwise requires, the terms “redeem” and “redemption” include repurchase. Unified may redeem Class A, Class B or Class E Shares of outgoing Members upon termination of membership in accordance with the share redemption policy that is set forth in the Articles of Incorporation and Bylaws, and subject to the limitations of Section 500 of the CGCL, its credit agreements, its Articles of Incorporation, its redemption policy and approval by the Board, as described below in “—Restrictions on Redemption.” Unified may not be able in the future to redeem Class A, Class B or Class E Shares. Provided that the redemption price equals or exceeds $1,000, Unified may also upon request redeem the excess Class B Shares of a Member who owns Class B Shares in excess of that which is required to be held by such Member, which are referred to as “excess Class B Shares.” Any such redemption of excess Class B Shares will be governed by the same rules that govern the redemption of shares upon termination of membership. As described below in the share redemption policy, redemptions may be effected by payment to the Member or credit to the Member’s account.

Unless otherwise restricted from doing so under applicable law, limitations of credit agreements or provisions of the Articles of Incorporation and Bylaws as described below, subject to approval by the Board, Class A and Class B Shares held by a shareholder that is no longer a qualified or active Member are redeemed at the Exchange Value Per Share of the Company at the close of the fiscal year end prior to termination of Member status.

Unless otherwise restricted from doing so under applicable law, limitations of credit agreements, provisions of the Articles of Incorporation and Bylaws as described below or the Company’s redemption policy, after September 28, 2002, Unified may repurchase excess Class B Shares tendered for redemption at the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are tendered for repurchase.

Excess Class B Shares may be redeemed at the sole discretion of the Board. If the Member tendering the shares for repurchase is current on all obligations owing to Unified and its subsidiaries, and no grounds exist for termination of membership, such redemption may be effected by paying to the Member or crediting to the Member’s account the redemption price. The redemption price for such shares shall be the same as provided on the termination of membership. If the Member tendering the shares for repurchase is not current on all obligations owing to Unified and its subsidiaries, and no grounds exist for termination of membership, Unified may redeem such excess Class B Shares, with Unified having the right to apply the proceeds against all amounts owing to Unified or any of its subsidiaries. The right to deduct any amounts owing to Unified against the total redemption price for shares is solely at the option of the Company. Shareholders may not offset obligations to Unified against Unified’s obligation for redemption of Class A, Class B and Class E Shares.

Pursuant to the Company’s redemption policy, Class E Shares cannot be repurchased for ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. After ten years, the holder may request that Unified, at the sole discretion of the Board, repurchase Class E Shares, even if the membership of the holder has not terminated. The shares, when redeemed, will be redeemed at stated value.

Restrictions on Redemption

The Articles of Incorporation and Bylaws currently provide that Unified has the right to repurchase any Class A, Class B or Class E Shares held by a former Member, and any Class B Shares in excess of the Class B Share requirement (“Excess Class B Shares”) held by a current Member, whether or not the shares have been tendered for repurchase. The repurchase of Class A Shares, Class B Shares or Class E Shares is solely at the discretion of the Board. Pursuant to the Company’s redemption policy, Class E Shares cannot be repurchased for ten years from their date of issuance unless approved by the Board or upon sale or liquidation of the Company. After ten years, the holder may request that Unified, at the sole discretion of the Board, repurchase Class E Shares, even if the membership of the holder has not terminated. The shares, when redeemed, will be redeemed at stated value.

Subject to the Board’s determination and approval to redeem shares, any repurchase of shares will be on the terms, and subject to the limitations and restrictions, if any set forth in:

•	The California General Corporation Law, including Section 500;

•	The Company’s Articles of Incorporation and Bylaws;

•	Any credit or other agreement to which the Company is a party; and

•	The Company’s redemption policy.

California General Corporation Law

The Company is subject to the restrictions imposed by the CGCL. Section 501 of the CGCL prohibits any distribution that would likely result in a corporation being unable to meet its liabilities as they mature. In addition, Section 500 of the CGCL limits the ability of a corporation to make distributions, including distributions to repurchase its own shares and make any payments on notes issued to repurchase its shares. Section 500 permits such repurchase and note payments only when (a) immediately prior to the distribution, the amount of retained earnings calculated in accordance with generally accepted accounting principles equals or exceeds the amount of any proposed distribution or (b) immediately after the distribution, the assets of the corporation are at least equal to one and one-quarter times its liabilities and its current assets are at least equal to its current liabilities or under some circumstances equal to one and one-quarter times its current liabilities. Historically, the Company maintained sufficient retained earnings to accomplish its share repurchase program. However, during fiscal years 2000, 2001 and 2002, the Company’s retained earnings had been depleted such that they were inadequate to permit repurchase of Company shares. This was remedied with the Company’s exit from its retail business, quasi-reorganization and subsequent profitable operations. As the Company generates retained earnings, the Company may redeem shares subject to the limitations of Section 500, its credit agreements, its Articles of Incorporation and Bylaws, its redemption policy and approval by the Board. However, there can be no assurance that the Company will be able in the future to redeem all shares tendered under the restrictions of the CGCL.

Articles of Incorporation and Bylaws

The Board has the right to amend the Company’s redemption policy at any time, including, but not limited to, changing the order in which repurchases will be made or suspending or further limiting the number of shares repurchased, except as otherwise may be expressly provided in the Articles of Incorporation.

Redemption Policy

Subject to the Board determining that Unified is able to meet the legal requirements described above, currently shares may be redeemed in accordance with the following redemption policy, provided that such policy is subject to amendment by the Board:

(a) Class A Shares eligible for redemption by reason of termination of membership will be redeemed in the order in which memberships terminate, and will be redeemed prior to the redemption of any Class B Shares or Class E Shares, which have not yet been redeemed, but are eligible for redemption either by reason of termination of membership or as Excess Class B Shares or Class E Shares tendered for redemption. All determinations by Unified of the order in which memberships terminate or shares are tendered will be conclusive.

(b) Subject to the exceptions noted above, the aggregate number of Class B Shares that Unified will redeem in any fiscal year will be typically limited to approximately 5% of the sum of (i) the number of Class B Shares outstanding at the close of the preceding fiscal year end; and (ii) the number of Class B Shares issuable as a part of the patronage dividend distribution for the preceding fiscal year, referred to as the “five percent limit.”

(c) Subject to the limitation above with respect to the Class B Shares held by terminated Members, in any fiscal year, Unified may redeem, up to the five percent limit, Class B Shares which were eligible for redemption in a prior year, either by reason of termination of membership in a prior year or which were Excess Class B Shares tendered for redemption in a prior year, but which have not yet been redeemed, provided that if the five percent limit would preclude redemption of all such shares, then such shares will be redeemed pro rata. In the event that the five percent limit would permit the redemption of all such shares and would permit the redemption of other Class B Shares as well, then, subject to the five percent limit, Unified may redeem other Class B Shares eligible for redemption by reason of termination of membership or which are Excess Class B Shares tendered for redemption, in the order in which memberships terminate or shares are tendered for redemption. All determinations by Unified of the order in which memberships terminate or shares are tendered will be conclusive.

(d) The redemption of shares may be accomplished by paying to the Member or crediting to the Member’s account the redemption price. In making such payment or credit for the redemption of shares, Unified shall have the right to deduct any amounts owing by the Member to Unified or any of its subsidiaries. Such payment or credit for the redemption of shares will be made within 120 days after such shares have become eligible for redemption, either by reason of termination of membership or tender in the case of Excess Class B Shares and Class E Shares, and are otherwise entitled to be redeemed in accordance with legal limitations and as provided in paragraphs (a), (b) and (c) above. In no event will interest be payable on the redemption price for any delay in paying or crediting the redemption price.

(e) Without regard to each year’s five percent limit or any other provision of paragraphs (a), (b) and (c) above, Unified’s Board will have the absolute discretion to redeem Excess Class B Shares or to redeem Class A or Class B Shares of any outgoing Member regardless of when the membership terminated or the Class B Shares were tendered. The Board will also have the right to elect to redeem Excess Class B Shares or Class E Shares even though such redemption has not been requested and without regard to the five percent limit or any other provision of the redemption policy.

(f) The Board will have the absolute discretion, without regard to the five percent limit or any other provision of the redemption policy, to authorize Unified to agree with any shareholder to purchase Class B Shares or Class E Shares held by such shareholder and to make such purchase and payment for such shares in such manner as may be agreed upon, subject only to corporate law requirements.

(g) Subject to the limitation above, (i) Class A and Class B Shares held by a shareholder that is no longer a qualified or active Member may be redeemed at the Exchange Value Per Share of the Company at the close of the last fiscal year end prior to termination of Member status, (ii) with respect to terminations prior to September 30, 2000, the repurchase price would be the Company’s Exchange Value Per Share at the fiscal year end prior to the effective date of the merger with United Grocers, Inc., (iii) Class B Shares of terminated Members would not be redeemed until after September 28, 2002 and (iv) after September 28, 2002, Unified may repurchase Excess Class B Shares tendered for redemption at the Exchange Value Per Share at the close of the last fiscal year end prior to the date the shares are tendered for repurchase.

Pursuant to the Merger with United, Unified agreed to repurchase Excess Class B Shares held by former shareholders of United that were received in the Merger and tendered for redemption prior to January 28, 2001 at the Exchange Value Per Share as of April 2, 1999 of the shares of the Company’s common stock for which the Excess Class B Shares were exchanged in the Merger. The Company purchased such shares by issuing notes referred to as “redemption subordinated notes,” which are payable in twenty equal quarterly principal installments and bear interest at 6% per year. In fiscal 2006 and 2005, the Company paid $0.1 million and $0.7 million, respectively, on the notes. As of September 30, 2006, the balance outstanding on these notes had been fully paid.

Credit or other agreements

Unified is a party to credit agreements under which redemptions of Class A, Class B and Class E Shares are prohibited during the period of a breach or default under the credit agreements.

LEGAL MATTERS

The validity of the Class A Shares, Class B Shares and Class E Shares has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California.

EXPERTS

The financial statements and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended September 29, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R),” which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Unified makes available, free of charge, through its website (http://www.uwgrocers.com) its Forms 10-K, 10-Q and 8-K, as well as its registration statements, proxy statements and all amendments to those reports, as soon as reasonably practicable after those reports are electronically filed with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we filed with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. All reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC are available on the SEC’s website at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain of the information we file with the SEC. This means we can disclose important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. Information that is filed with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information.

The following documents filed by Unified with the SEC are hereby incorporated by reference:

•	Annual Report on Form 10-K for the fiscal year ended September 29, 2007; and

•	Definitive Proxy Statement on Schedule 14A, dated January 10, 2008, relating to our annual meeting of shareholders to be held on February 12, 2008.

Copies of these filings are available free of charge by writing to Unified Western Grocers, Inc., attention Corporate Secretary, 5200 Sheila Street, Commerce, CA 90040 or by telephoning us at (323) 264-5200.

Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual document. You may obtain a copy of any document summarized in this prospectus at no cost by writing to or telephoning us at the address and telephone number given above. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

FORWARD-LOOKING INFORMATION

This prospectus and documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When we use words such as “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, we cannot give you any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond our control. Important factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the factors discussed under “RISK FACTORS,” and the factors discussed in the sections entitled “Risk Factors” and “Critical Accounting Policies and Estimates” in the Annual Report on Form 10-K. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinions only as of the date hereof. The Company undertakes no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents we file from time to time with the Securities and Exchange Commission.